

Mail Stop 3561

September 16, 2010

Via U.S. Mail

Mr. Brian A. Kenney, Chief Executive Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

>   **Re: GATX Corporation**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 001-02328**

Dear Mr. Kenney:

We have reviewed your response letter dated August 25, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 4. Supplemental Cash Flow and Noncash Investing and Financing Transactions, page 61
Noncash Investing and Financing Transactions, page 61

1. We note your response to prior comment 4 but are still unclear as to why the non-cash reclassification from cash and cash equivalents to other assets resulted in a $42.1 million cash flow activity within cash flows from investing activities during 2008. Please fully explain the nature of the cash activity resulting from this reclassification and include in your response when or if any proceeds were received from the liquidation. We may have further comment upon receipt of your response.

Definitive Proxy Statement on Schedule 14A

Use of Compensation Survey Data, page 16

2. We note your response to our prior comment six. Please revise your future filings to clarify your disclosure by including the explanation contained in your response letter to us regarding how you use compensation surveys to help guide your compensation decisions. In your response to this comment letter, please provide your proposed disclosure.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief